Filed by ITC Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

General Employee
Questions & Answers #4

Subject:	Entergy Transmission Business/ ITC Merger
Date:	June 4, 2012

•	Entergy has provided these responses to employee questions.

•

Questions with respect to employee matters can be forwarded to feedback@entergy.com; or for bargaining unit employees, may be addressed through their respective bargaining representative. Issues related to the transaction will be escalated to the appropriate responsible party.

•

Throughout the transition process, commonly posed employee questions will be answered and posted on the myEntergy intranet for employee access. Questions that relate to bargaining unit employees may be addressed through their respective bargaining unit representative.

•	Questions that should be addressed by ITC directly will be captured and submitted to ITC for their response.

•	For bargaining unit employees, Entergy will discuss appropriate subjects below with the unions.

Transmission

When will we split Transmission and Distribution?

The actual split of Transmission and Distribution assets will occur upon the close of the transaction, which currently is scheduled for 2013. The timeline for the selection of employees to go to the new independent Transco versus those that remain with Entergy has not been established; however, a joint human resources team is working on developing a timeline and the selection process will be discussed with collective bargaining representative(s), as applicable.

Will we pull transmission/substation grid groups back into Energy Delivery prior to the merger?

There are no plans at this time to pull the grids groups back into Energy Delivery prior to the close of the transaction. The transmission grid groups will be split at the time of the merger. Part of the current transmission grid group will go to ITC and part will remain with Entergy. The exact splits will be developed during the Design Phase of the spin-off and merger implementation.

Will there be new grid interconnections after the merger?

ITC will continue to plan the transmission system to meet all applicable reliability standards as well as to comply with the various requirements of the Open Access Transmission Tariff. ITC will continue to participate in the MISO planning process, which includes the evaluation of economic projects and new grid interconnections.

Q&As: Entergy Transmission/ITC Merger

June 4, 2012

What will happen to transmission equalization? Will it go away?

The transmission equalization schedule under the current Entergy System Agreement will be addressed as part of the regulatory approval process for the spin-off and merger of the transmission business into ITC.

Will Entergy risk not having the access it needs to the transmission system after the merger?

No. There will be no change to the priority of rights Entergy has associated with delivering its generation to serve its load.

How will we handle joint use agreements that are in place on our transmission lines?

Agreements are being developed to address distribution under-built attachments and telecommunications attachments to transmission structures. The rights to continue attachment of Entergy-owned distribution and telecomm facilities to transmission structures will generally be maintained and provided for on new structures as appropriate, subject to the provisions in the agreements. Agreements for third-party (non-Entergy) attachments to transmission structures will generally be transferred to the transmission company; however, there are still many issues being discussed and developed.

Will SERC continue as our regional reliability entity?

There are no plans to change regional reliability entities at this time.

With so many Critical Infrastructure Protection-related jobs probably going to ITC as a result of the merger, will Entergy’s continuing CIP needs for fossil be staffed?

Part of the selection process for employees moving to the independent Transco and selecting those that remain with Entergy will be to ensure that both entities are appropriately staffed and that we select employees with the requisite skills and expertise for both companies to meet the regulatory and operational requirements on Day 1 of the operations of the Transco.

What is your timeframe to move from the Analysis phase to the Design phase?

We expect to be in the pre-design phase for about four weeks (May), during which the results of the Analysis phase will be synthesized and guidance given by the PMO to each Implementation team for the Design phase.

The Design phase will be approximately 12 weeks (June through August 2012). One of the key deliverables will be an action plan for successfully achieving Day 1 readiness.

The Implementation phase, which will begin in September 2012, will include execution of the Day 1 activities as well as the detailed planning for “Day 2,” which is defined as the end of the Transition phase. The Implementation phase will last through the close of the transaction, with various activities staged between September 2012 and close, and may include “no regrets” activities (activities deemed

Q&As: Entergy Transmission/ITC Merger

June 4, 2012

necessary for continuing operations regardless of the outcome of the spin-off and merger) consistent with the guiding principal of minimizing implementation costs until approval timing is clear.

The Transition phase will last 12-18 months following the spin-off and merger, during which the remainder of the separation activities will be completed.

Who will set the rates for transmission?

ITC will have a formula-based transmission rate, included as Attachment O to the MISO tariff, which will be subject to the jurisdiction of the Federal Energy Regulatory Commission (FERC) for approval. The inputs to the formula transmission rate, including the transmission revenue requirement, are updated annually pursuant to the procedures outlined in the MISO tariff.

Will we still have different Operating Companies and will employees be assigned to these various operating companies (ESI, EAI, etc)?

There will still be Operating Companies for employees that remain at Entergy. The employees that move to ITC, however, will no longer be employees of the various Operating Companies, and instead will be employees of ITC.

Do you see service areas changing?

No. The Entergy Operating Companies will still be the entities providing electric service to our utility customers.

Distribution Operations

Will Entergy keep the distribution organization?

Yes, Entergy will continue to own and operate the Distribution assets of the business.

What has been the reaction to the announcement by our large industrial customers?

The industrial customers are interested in knowing more about how the interfaces will work between them, Entergy and ITC in the post-merger environment. The Distribution/Utility Operations Remainco team is working to gather these type questions and prepare answers as we gain more clarity and understanding on how interfaces with ITC will work in the future.

Q&As: Entergy Transmission/ITC Merger

June 4, 2012

How will the merger into ITC affect the Distribution Planning Groups, in particular, the Asset Planning Engineers?

The Asset Planning department, which is the distribution planning function, currently reports to Charles Long, director of transmission and distribution planning. There is a Transco team led by Charles Long that is reviewing the appropriate split of Asset Planning between Entergy and ITC.

Who owns the retail meters?

Entergy will continue to maintain the retail meters as outlined in the Distribution-Transmission Interconnection agreement.

Will Entergy still handle metering for industrial customers?

Yes, industrial customers will remain retail customers and Entergy will continue to handle the metering as is currently done.

In an outage, will customers still call Entergy?

Yes, Entergy will continue to “serve” the retail customers, so outage management will remain a major function at Entergy and retail customers will still call Entergy in the event of an outage. The interaction between Entergy and ITC during an outage is another interface area that is being defined by joint ITC/Entergy implementation teams.

Legal

Could the transmission business be spun-off and not merge into ITC?

Yes. Entergy could have pursued this as well as other options. However, under the merger agreement, Entergy is contractually obligated to merge its transmission business into ITC, subject to the satisfaction of certain conditions (i.e., regulatory approvals).

How soon will the merger take effect after Entergy spins-off the transmission business into a separate company?

As currently contemplated, the merger will take effect on or about the same day as the transmission business is spun-off as a separate company.

Q&As: Entergy Transmission/ITC Merger

June 4, 2012

Company Stock

Why does this transaction not require the approval of Entergy shareholders, but does require approval of ITC shareholders?

Under applicable law and New York Stock Exchange rules, ITC’s shareholders must approve several actions that will be taken by ITC in connection with the transaction. These actions include the merger, amending the ITC articles of incorporation in order to increase the authorized shares ITC is permitted to issue, and authorization to issue greater than 20% of ITC’s outstanding shares. Only certain actions under applicable law and NYSE rules require Entergy shareholder approval. Entergy is not taking any action in connection with the transaction that would require Entergy shareholder approval for the spin-off and merger of the transmission business.

MISO Interface

Does MISO have to approve the ITC merger? What has been MISO’s reaction to the news?

MISO does not need to approve the merger. MISO’s reaction was captured in its statement in response to the announcement, which said it “supports a range of transmission ownership structures that allow MISO’s mature, competitive wholesale energy market and scale of operations to deliver increased consumer benefits and energy reliability. MISO is quite familiar with ITC given that it already has significant operations in its region. Maintaining the current timetable for integration of Entergy’s transmission assets is critical to enabling the benefits of MISO membership to flow to electric customers in the Entergy region as soon as possible.”

PMO

What happens if the MISO deal falls through or if the transition to MISO is delayed? Is the ITC merger totally dependent on joining MISO?

Transition of the transmission business into a regional transmission organization, or RTO, prior to the merger is not a condition to closing under the merger agreement, but the agreement does require Entergy to obtain all necessary approvals to allow the transmission business to become a member of an RTO so that ITC can operate the transmission assets in an RTO environment.

Who has the local balancing authority role?

The local balancing authority (or LBA – the Balancing Authority functions that do not move to MISO with RTO integration) responsibility will remain with Entergy. The organization and physical location of the LBA have not yet been determined.

Q&As: Entergy Transmission/ITC Merger

June 4, 2012

Employee/Human Resources

Staffing

Q. How much notice will employees be given that they are going over to ITC? Will employees go into ITC “all at one time,” or will they come in “piecemeal?”

A. The employee selection process is being developed; however, it is anticipated that employees who are selected to go to ITC will receive ample notice prior to the spin-off and merger of the Entergy transmission business into ITC. It is anticipated that Entergy employees identified to go to ITC will move to ITC all at once when the transmission business is merged into ITC and not in a piecemeal fashion. With respect to bargaining employees, this subject will be addressed with the unions.

Q. What if I don’t want to go to ITC but I was selected to go to ITC?

A. Under the employee selection process being developed; it is anticipated that if you are a non-bargaining employee who is selected to go to ITC, your position following the merger will be with ITC, your position will no longer be with Entergy following the merger as Entergy will no longer have a transmission business. For bargaining unit employees, Entergy will honor its obligations under the applicable collective bargaining agreement(s). This subject will be addressed with the unions.

Q. What if I want to go to ITC but wasn’t selected to go to ITC?

A. The employee selection process is being formulated. Once completed, the process will be communicated to employees. For bargaining unit employees, Entergy will honor its obligations under the applicable collective bargaining agreement(s). This subject will be addressed with the unions.

If you wish to go to ITC but were not chosen in the selection process, you may apply for open positions at ITC as an external candidate pursuant to ITC’s needs and processes. In addition, any hiring of bargaining unit employees by ITC following the merger will depend on the applicable collective bargaining agreements for the bargaining unit employee positions. Please be aware that if you do not go to ITC pursuant to the merger, but rather apply for employment and become hired by ITC as a new hire, the commitments that ITC made with respect to Entergy employees who go to ITC pursuant to the merger will not apply to you.

Pension/Benefits/Defined Contribution Plan

Q. Will we maintain our pension? (Defined benefit offset plan)

A. Entergy employees who go to ITC pursuant to the merger will retain their accrued benefit under the Entergy retirement plan as of the date of the merger. For a period of at least 36 months after the

Q&As: Entergy Transmission/ITC Merger

June 4, 2012

merger, ITC has agreed to provide for the benefit of Entergy non-bargaining and bargaining unit employees who go to ITC pursuant to the merger a retirement plan with terms substantially identical to the terms of the Entergy retirement plan and that recognizes Entergy employment service for eligibility, vesting, level of benefits and benefit accrual purposes. The benefit calculated under the ITC retirement plan for Entergy employees who go to ITC pursuant to the merger will be offset by the benefit they have accrued under the Entergy retirement plan as of the date of the merger. In addition, ITC has agreed to assume the applicable collective bargaining agreements with respect to Entergy bargaining unit employees who go to ITC pursuant to the merger. This subject will be addressed with the unions.

Q. What happens if I retire from Entergy and then apply for a job with ITC? Will I still have my Entergy pension?

A. You will retain any vested benefits that you have accrued under the Entergy retirement plan at the time of your termination of employment with Entergy. Because Entergy maintains several different retirement plans, you should consult the applicable Entergy retirement plan document and summary plan description that applies to you to determine your rights and benefits upon your separation from employment with Entergy. If you apply and are hired for a position at ITC, you will be considered a new hire at ITC and will be subject to the provisions of any new hire.

Q. Will the merger affect current Entergy retirees? Will any of them become ITC retirees as a result of the merger?

A. The merger will not affect existing Entergy retirees who are in pay status. They will continue to receive their pension benefits from Entergy retirement plans.

Q. Does ITC have a retirement plan?

A. Yes, ITC maintains a cash balance pension plan for its new hires. However, for a period of at least 36 months after the merger, ITC has agreed to provide for the benefit of Entergy non-bargaining unit employees who go to ITC pursuant to the merger a retirement plan with terms substantially identical to the terms of the Entergy retirement plan. In addition, ITC has agreed to assume the applicable collective bargaining agreements with respect to Entergy bargaining unit employees who go to ITC pursuant to the merger. This subject will be addressed with the unions.

Q. Does ITC have a 401(k)?

A. Yes.

Q. What employee benefits does ITC provide and how do they compare to Entergy’s?

A. In addition to the retirement plan and 401(k) plan, ITC offers its employees welfare benefit plans that are similar, although not identical, to the welfare benefit plans that Entergy offers its employees. For a period of at least 36 months after the merger, ITC has agreed to provide non-bargaining Entergy employees who go to ITC pursuant to the merger with employee benefits that are substantially comparable in value in the aggregate and for each kind of benefit (excluding nonqualified deferred compensation benefits and equity compensation benefits) to the employee benefits they are receiving

Q&As: Entergy Transmission/ITC Merger

June 4, 2012

from Entergy immediately before the merger. In addition, ITC has agreed to assume the applicable collective bargaining agreements with respect to Entergy bargaining unit employees who go to ITC pursuant to the merger. This subject will be addressed with the unions.

Q. Will the ITC benefits package for Entergy employees change after some period of time?

A. For a period of at least 36 months after the merger, ITC has agreed to provide non-bargaining Entergy employees who go over to ITC pursuant to the merger with employee benefits that are substantially comparable in value in the aggregate and for each kind of benefit (excluding nonqualified deferred compensation benefits and equity compensation benefits) to the employee benefits they are receiving from Entergy immediately before the merger. ITC presently has not expressed that it has any plans in place to change the benefits it will offer Entergy non-bargaining unit employees who go to ITC pursuant to the merger following this 36-month post-merger period. In addition, ITC has agreed to assume the applicable collective bargaining agreements with respect to Entergy bargaining unit employees who go over to ITC pursuant to the merger. This subject will be addressed with the unions.

Q. Will salaries be preserved if an Entergy employee is moved to ITC? Will pay be cut?

A. For a period of at least 36 months after the merger, ITC has agreed to provide non-bargaining unit Entergy employees who go to ITC pursuant to the merger with cash compensation opportunities that are substantially comparable to the cash compensation opportunities provided to them by Entergy immediately before the merger. In addition, ITC has agreed to assume the applicable collective bargaining agreements with respect to Entergy bargaining unit employees who go over to ITC pursuant to the merger. This subject will be addressed with the unions.

Bargaining

Q. When will Entergy sit down with the unions?

A. Entergy has met with local and international IBEW representatives in person and via conference calls to provide information and answer questions. These communications are scheduled to continue through the transition. It is also anticipated that Entergy and the unions will meet to work out agreements as to the effects of the spin-off and merger of the Entergy transmission business into ITC.

Q&As: Entergy Transmission/ITC Merger

June 4, 2012

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, and Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ITC Forward-Looking Information

This communication contains certain statements that describe ITC management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot

Q&As: Entergy Transmission/ITC Merger

June 4, 2012

provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.